Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(j) of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Registration No: 333-162463

These materials are not a substitute for the Registration Statement that Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction with BJ Services Company (“BJ Services”), or the definitive joint proxy statement/prospectus sent to security holders of Baker Hughes and BJ Services on or about February 16, 2010 seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 12, 2010, WHICH WAS SENT TO SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ON OR ABOUT FEBRUARY 16, 2010, AS IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of Baker Hughes or BJ Services common stock.
The definitive joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The definitive joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the definitive joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the definitive joint proxy statement/prospectus filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of any litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Barclay's Bus Tour Our Strategy for Company Transformation Ten Comprehensive Initiatives to Change Baker Hughes March 17th, 2010 1

Forward-Looking Statements Information set forth in this document (and all oral statements made regarding the subjects of this document) contain "forward-looking statements" (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect our expectations regarding future events without taking into account the impact of the pending transaction to acquire BJ Services Company. Such forward-looking statements include, but are not limited to, statements about our expectations regarding our business outlook and business plans, the business plans of our customers, changes in revenue, pricing, expenses, capital spending, backlogs, profitability, tax rates, strategies for our operations, impact of our common stock repurchases, oil and natural gas market conditions, market share and contract terms, costs and availability of resources, economic and regulatory conditions, and environmental matters. Our forward-looking statements are based on assumptions that we believe to be reasonable but that may not prove to be accurate. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the level of petroleum industry exploration, development and production expenditures; the price of, volatility in pricing of, and the demand for, crude oil and natural gas; the ability to obtain regulatory approvals for the pending transaction to acquire BJ Services Company and the approval of the transaction by stockholders; the ability to successfully integrate any acquired businesses and unexpected costs or unexpected liabilities that may arise from any transaction, whether or not consummated; the outcome of pending litigation; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect our business; and the business plans of customers. Additional factors that may affect future results are contained in our filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's web site http://www.sec.gov. Baker Hughes disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise. 2

Additional Information and Where to Find It These materials are not a substitute for the Registration Statement that Baker Hughes Incorporated ("Baker Hughes") filed with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction with BJ Services Company ("BJ Services"), or the definitive joint proxy statement/prospectus sent to security holders of Baker Hughes and BJ Services on or about February 16, 2010 seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 12, 2010, WHICH WAS SENT TO SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ON OR ABOUT FEBRUARY 16, 2010, AS IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC's web site at www.sec.gov. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of Baker Hughes or BJ Services common stock. The definitive joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes' web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The definitive joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services' web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239. 3

Baker Hughes, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Baker Hughes' stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the definitive joint proxy statement/prospectus filed with the SEC. BJ Services, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from BJ Services' stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the definitive joint proxy statement/prospectus filed with the SEC. Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes' earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company's plans and other expectations, objectives, intentions and other statements that are not historical facts. The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes' and BJ Services' filings with the SEC, which are available at the SEC's web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise. Participants in the Solicitation 4

Prototype Machine Shop Research Labs Test Preparation and Assembly Test Cells Office Bldg. Office Bldg. (& PQ Hq.) Office Bldg. and Research Labs Warehouse Outside Storage General Support Prototype Machine Shop Research Labs Test Preparation and Assembly Test Cells Office Bldg. Office Bldg. (& PQ Hq.) Office Bldg. and Research Labs Warehouse Outside Storage General Support Center for Technology Innovation Emergency Evacuation - Assembly Locations Assembly Point C Assembly Point A Assembly Point B Hwy 290

CTI - Center for Technology Innovation Increase synergy through cross-BHI product line collaboration Expand Our Capability with 40,000 psi and 700° Fahrenheit test cells Focus Technology Development in Strategic Growth Markets Increase Customer Collaboration Accelerate time to market through reduced engineering prototype time Increase New Product Development Attract and Retain Top Talent A state-of-the-art facility for research and new product development

Today's Speakers Gary Flaharty Vice President, Investor Relations Andy O'Donnell President, Western Hemisphere Scott Schmidt President, Drilling and Evaluation Gene Shiels Assistant Director, Investor Relations 7

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. Our Strategy 8

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. Our Strategy Improve Customer Intimacy Reorganization People strategy Market segments Achieve Operational Efficiency Finance outsourcing IT strategy Supply chain Optimize Product Portfolio Reservoir Target R&D Product lines M&A 9

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. Improve Customer Intimacy 10

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. Improve Customer Intimacy 1) Geographic Reorganization 11

New Organization Peter Ragauss Sr. VP & CFO Russ Cancilla VP, HSE&S Didier Charreton VP, HR Martin Craighead Sr VP & COO Alan Crain Sr VP, General Counsel Chad Deaton Chairman, President & CEO Belgacem Chariag President, Eastern Hemisphere Andy O'Donnell, President Western Hemisphere Nathan Meehan VP Reservoir Technology Derek Mathieson President Products and Technology Clif Triplet VP Information Technology Art Soucy VP Supply Chain

New Organization Belgacem Chariag President, Eastern Hemisphere Andy O'Donnell, President Western Hemisphere Nathan Meehan VP Reservoir Technology Derek Mathieson President Products and Technology Clif Triplet VP Information Technology Art Soucy VP Supply Chain Canada Region US Land Region Gulf of Mexico Region Latin America Region Europe Region Africa Region Russia Caspian Region Middle East Region Asia Pacific Region Integrated Operations

Geomarket Organization Sales Operations Sales Support Geomarket Managing Director Individual Product lines Account Management and Product line Sales Sales and Engineering Support

Products & Technology Organization Belgacem Chariag President, Eastern Hemisphere Andy O'Donnell, President Western Hemisphere Nathan Meehan VP Reservoir Technology Derek Mathieson President Products and Technology Clif Triplet VP Information Technology Art Soucy VP Supply Chain Scott Schmidt Vice President Drilling and Evaluation Neil Harrop Vice President Completion and Production Pat Marfone Vice President Fluids and Chemicals Global Marketing Global Account Management Portfolio Management Quality and Reliability drill bits drilling systems wireline operations and technical support technology wellbore intervention completion systems artificial lift operations and technical support technology oilfield chemicals drilling fluids polymers operations and technical support technology

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. Improve Customer Intimacy 1) Geographic Reorganization 16

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. Improve Customer Intimacy 1) Geographic Reorganization 2) People Strategy 17

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. Improve Customer Intimacy 1) Geographic Reorganization 2) People Strategy 3) Market Segmentation 18

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. Achieve Operational Effectiveness 19

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. Achieve Operational Effectiveness 4) Finance Outsourcing 20

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. Achieve Operational Effectiveness 4) Finance Outsourcing 5) IT Strategy 21

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. Achieve Operational Effectiveness 4) Finance Outsourcing 5) IT Strategy 6) Supply Chain Strategic Sourcing Global Logistics Sales & Operations Planning 22

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. Optimize Product Portfolio 23

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. Optimize Product Portfolio 7) Reservoir 24

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. Optimize Product Portfolio 7) Reservoir 8) Targeted R&D 25

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. Optimize Product Portfolio 7) Reservoir 8) Targeted R&D 9) Product line 26

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. Optimize Product Portfolio 7) Reservoir 8) Targeted R&D 9) Product line 10) M&A 27

Our Strategy Improve Customer Intimacy Reorganization People strategy Market segments Achieve Operational Efficiency Finance outsourcing IT strategy Supply chain Optimize Product Portfolio Reservoir Target R&D Product lines M&A (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 28

New Organization Belgacem Chariag President, Eastern Hemisphere Andy O'Donnell, President Western Hemisphere Nathan Meehan VP Reservoir Technology Derek Mathieson President Products and Technology Clif Triplet VP Information Technology Art Soucy VP Supply Chain Scott Schmidt Vice President Drilling and Evaluation Neil Harrop Vice President Completion and Production Pat Marfone Vice President Fluids and Chemicals Global Marketing Global Account Management Portfolio Management Quality and Reliability drill bits drilling systems wireline operations and technical support technology wellbore intervention completion systems artificial lift operations and technical support technology oilfield chemicals drilling fluids polymers operations and technical support technology

Regions Market Segments Business Segments Platinum Conv. Gold Conv. Silver Conv. Deepwater Unconventional Africa Asia Pacific Canada Europe Latin America Middle East Russia Caspian US GOM US Land D&E C&P F&C Alternative Energy Market Segmentation (c) 2010 Baker Hughes Incorpor ated. All Rights Reserve d. 30 Integrated Operations

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. 31 D&E Global Technology Team HTC-HCC Houston CTC Celle TCS INFOsys, India BARSC, Novosibirsk Competencies Mechanical & Electrical Design Geo-Petro Physics Acoustics Fluid Dynamics Nuclear/NMR Materials Competencies Geophysics Acoustics Fluid Dynamics Nuclear/NMR Electromagnetic Materials Competencies Mechanical & Electrical Design Acoustics Fluid Dynamics Materials Competencies Mechanical & Electrical Design Comp Fluid Dynamics Materials Mechanics Design & Drafting Software

BHI Product Development & Management Project Reviews Cost & Schedule Risk Reduction Define Evaluate a. Design b. Verify c. Accept Launch Lifecycle Mgt 1 3 5 2 4 Design Reviews Technical Risk Reduction Gate Reviews Commercial Risk Reduction & Portfolio Management

33 Best in Class Liner Technology Industry Leading Technology Today ZXP Seal Technology Liner Drilling Technology Pushing the Envelope Steerable Liner Drilling Integrated INTEQ BHA with BOT Liner Hanger Drill and run in hole liner in same trip Includes MWD and LWD Capability First run in Q3 2009

Real-Time Drilling Optimization Downhole feedback helps drillers: Proactively manage drilling process for optimal efficiency and extended runs Increase BHA reliability Reduce drilling risks Enhance ROP Improve hole quality Minimize drillstring wear

DataBit? Service At the bit vibration analysis, optimization and Rock/Bit interface awareness and improved bit designs Stand alone, non-invasive without BHA modifications Cost effective Reduced LIH potential Distributed BHA analysis with multiple Modules

CoilTrak(r) Bottom Hole Assembly (c) 2009 Baker Hughes Incorpor ated. All Rights Reserve d. 36 Off-/onshore Onshore, KSA No of Rigs 2 No of Wells 10-11/yr/rig Type of Wells Re-entry horizontal Gas producers (Khuff & Pre-Khuff) Contract type Integrated Operations Project start Rig 1: Q1-10Rig 2: Q2-10 Project duration 2+1 years Est. Total Project Revenue (3 yrs) $332M CTD Rig 1 & 2 BHI's first IO/PM project in Saudi Arabia and Middle East Flawless execution will generate PM/BHIO credibility - also for wider ME region Further technology development: Adding MagTrak capability to BHA Differentiator for pre-Kuff sandstone drilling

(c) Baker Hughes Incorporated. All Rights Reserved. FracPoint Completion System Financial Benefits Higher initial rate of production Increased reservoir productivity with fracture control Lower operational expenses One-trip installation saves rig time Eliminates perforating and liner cementing operations Wireline and coiled tubing not required Technical Benefits Versatile system Primary and re-fracturing applications Open or cased hole and vertical or horizontal Hole sizes from 3.75" to 8.75" ID 10,000 psi / 350°F 24 Stage system available 24 Stage system available 24 Stage system available 24 Stage system available 24 Stage system available 24 Stage system available 24 Stage system available 24 Stage system available 24 Stage system available 24 Stage system available 24 Stage system available 24 Stage system available 24 Stage system available 24 Stage system available 24 Stage system available 24 Stage system available

Our Strategy Improve Customer Intimacy Reorganization People strategy Market segments Achieve Operational Efficiency Finance outsourcing IT strategy Supply chain Optimize Product Portfolio Reservoir Target R&D Product lines M&A (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 38

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